SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                      Hills Stores Company
                       (Name of Issuer)

                        Common Stock
              (Title of Class of Securities)

                          431692102
                       (CUSIP Number)

                      MICHAEL F. PRICE
               HEINE SECURITIES CORPORATION
                51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       October 6, 1994
          (Date of Event which Requires Filing
                    of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of 5 pages

CUSIP No. 431692102            13D        Page 2 of 5  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               1,010,300 (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            1,010,300 (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON        1,010,300 (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.3% (See Items 2 and 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 431692102          13D         Page 3 of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               None (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            None (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13D previously filed is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer

Paragraphs (a-b) and (d) are replaced in their entirety as follows:

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC
(and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 1,010,300 shares of Common Stock representing approximately 7.3% of the outstanding shares of the Issuer (based on the approximately 9,943,234 shares of Common Stock and 3,880,909 shares of Preferred Stock outstanding as of August, 1994). HSC's advisory clients also own 96,596 shares of the Issuer's Preferred Stock. Therefore, HSC's advisory clients hold in the aggregate approximately 8% of the Issuer's outstanding shares. HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock and the Preferred Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest or any beneficial ownership in the shares of the Common Stock or the Preferred Stock covered by this Statement.

(d) No person other than HSC's respective advisory clients has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 1,010,300 shares of Common Stock or the 96,596 shares of Preferred Stock which is the subject of this Statement.

In addition, Exhibit C is updated as attached hereto.


Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT C


STOCK TRANSACTIONS SINCE THE PRIOR FILING:

            Number of    Common/     Buy/     Price/
Date        Shares       Prf'd       Sell     Share

09/21/94      40,000      Common      B      $22.000
09/21/94      62,500      Common      B      $22.625
09/27/94      35,600      Common      B      $21.500
09/28/94       3,000      Common      B      $21.375
10/06/94      10,000      Common      B      $20.375
10/06/94      10,000      Common      B      $20.500
10/07/94      50,000      Common      B      $20.125
10/19/94      50,000      Common      B      $20.375
10/28/94      58,490      Preferred   B      $20.000

     TOTAL:  319,590